                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                -----------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                           INFORMATION TO BE INCLUDED
                          IN STATEMENTS FILED PURSUANT
                         TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 2)(1)

                            HUDSON TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    444144109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Richard D. Waters, Jr.
                          c/o J.P. Morgan Partners, LLC
                     1221 Avenue of the Americas, 40th Floor
                               New York, NY 10020
                                 (212) 899-3400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 16, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


                              (Page 1 of 15 Pages)

--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

     CUSIP No.  444144109            13D                     Page 2 of 15 Pages
--------------------------------------------------------------------------------

   1   NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                FLEMING US DISCOVERY FUND III, L.P.
--------------------------------------------------------------------------------

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)|X|
                                                                          (b)

--------------------------------------------------------------------------------

   3   SEC USE ONLY

--------------------------------------------------------------------------------

   4   SOURCE OF FUNDS*

                WC
--------------------------------------------------------------------------------

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
--------------------------------------------------------------------------------

    NUMBER OF       7     SOLE VOTING POWER
     SHARES
  BENEFICIALLY            4,413,110
    OWNED BY      --------------------------------------------------------------
      EACH
    REPORTING       8     SHARED VOTING POWER*
   PERSON WITH
                                   0
                  --------------------------------------------------------------

                    9     SOLE DISPOSITIVE POWER

                          4,413,110
                  --------------------------------------------------------------

                    10    SHARED DISPOSITIVE POWER

                                   0
--------------------------------------------------------------------------------

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                       |_|

--------------------------------------------------------------------------------

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------

  14   TYPE OF REPORTING PERSON*

                PN
--------------------------------------------------------------------------------

               *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

CUSIP No. 444144109              13D                     Page 3 of 15 Pages
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      FLEMING US DISCOVERY OFFSHORE FUND III, L.P.
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)|X|
                                                                          (b)

--------------------------------------------------------------------------------

     3       SEC USE ONLY


--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*

                      WC
--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                            |_|

--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      BERMUDA
--------------------------------------------------------------------------------

      NUMBER OF         7     SOLE VOTING POWER
       SHARES
     BENEFICIALLY                     707,448
      OWNED BY        ----------------------------------------------------------
        EACH
      REPORTING         8    SHARED VOTING POWER
     PERSON WITH
                                      0
                      ----------------------------------------------------------

                        9    SOLE DISPOSITIVE POWER

                                      707,448
                      ----------------------------------------------------------

                        10   SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |_|

--------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON*

                    PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Preliminary Note: This Amendment No. 2 to the Statement on Schedule 13D originally filed on April 9, 1999, as amended by Amendment No. 1 thereto filed on February 14, 2001 (as so amended, the "Statement") with respect to the common stock, $.01 par value per share (the "Common Stock"), of Hudson Technologies, Inc., a New York corporation (the "Issuer") amends Items 1, 2, 5, and 7 and Appendices 1 and 2, and supplements Items 3, 4, 5 and 6. The information contained in Item 2 and the corresponding Appendices thereto and Item 5 is being amended to reflect the transfer by Robert Fleming Inc., a subsidiary of J.P. Morgan Chase & Co., of its interest in the Reporting Persons to JPMP Capital Corp. and a change in management relating thereto. The information contained in Items 3, 4, 5 and 6 is being supplemented to reflect the purchase of additional shares of Series A Preferred Stock, the receipt of dividends on the Series A Preferred Stock in shares of Series A Preferred Stock, the purchase of convertible notes and exchange notes, the receipt of options and the potential future purchase of additional securities in Issuer's rights offering.

Item 1.  Security and Issuer

The address of the Issuer's principal executive offices is 275 North Middletown Road, Pearl River, New York 10965. Information in the original Schedule 13D remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in Amendment No. 1 and this Amendment No. 2. Responses to each item below are incorporated by reference into each other item, as applicable.


Item 2.  Identity and Background

This Statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by (i) Fleming US Discovery Fund III, L.P. ("US Fund"), a Delaware limited partnership whose principal office is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020 and (ii) Fleming US Discovery Offshore Fund III, L.P. ("Offshore Fund"), a Bermuda limited partnership whose principal office is c/o Bank of Bermuda, Ltd. 6 Front Street, Hamilton HM 11 Bermuda.

US Fund's principal business is to invest in securities with a view to long-term capital appreciation. The general partner of US Fund is Fleming US Discovery Partners, L.P. ("Fleming Partners"), a Delaware limited partnership, whose principal business office is located at the same address as US Fund. Fleming Partners' principal business is to act as the general partner of US Fund and Offshore Fund. The general partner of Fleming Partners is Fleming US Discovery, LLC ("Discovery"), a Delaware limited liability company whose principal office is located at the same address as US Fund. Discovery's principal business is to act as the sole general partner of Fleming Partners. A Board of Managers consisting of five members manages Discovery. Set forth on Appendix 1 attached hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each member of the Board of Managers and Committees of Discovery.

Effective September 30, 2001, JPMP Capital Corp. ("JPMP Capital"), a New York corporation purchased Robert Fleming Inc.'s interests as the controlling member of Discovery and the sole limited partner of Fleming Partners pursuant to that certain assignment and assumption agreement. As a result thereof, JPMP Capital has the right to appoint three of the five members of the Board of Managers of Discovery. JPMP Capital's principal place office is located at the same address as US Fund. JPMP Capital is engaged in the venture capital and leveraged buyout business. Set forth on Appendix 2 attached hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital.

JPMP Capital is a wholly-owned subsidiary of J.P. Morgan Chase & Co. ("JP Morgan Chase"), a Delaware corporation which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth on Appendix 3 attached hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive office and director of JP Morgan Chase.

The Offshore Fund's principal business is to invest in securities with a view to long-term capital appreciation. The Offshore Fund has two general partners, Fleming Partners and Fleming (Bermuda) Discovery III Limited ("Fleming Bermuda"), a company organized in Bermuda. Fleming Bermuda's principal business office address is located at the same address as the Offshore Fund. Fleming Bermuda's principal business is to serve as a general partner of the Offshore Fund.

During the last five years prior to the date of this filing, none of the Reporting Persons or persons identified in Appendix 1 or Appendix 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations or prohibiting or mandating the activities subject to, federal or state securities laws or finding a violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

On February 16, 2001, the US Fund purchased for a purchase price of about $2,585,500, 25,855 shares of the Issuer's Series A Convertible Preferred Stock, $.01 par value per share ("Series A Preferred Stock"), convertible on such date into about 1,088,632 shares of Common Stock (subject to certain anti-dilution provisions). The US Fund purchased such shares of Series A Preferred Stock with its working capital. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

On February 16, 2001, the Offshore Fund purchased for a purchase price of about $414,500, 4,145 shares of Series A Preferred Stock, convertible on such date into about 174,526 shares of Common Stock, subject to certain anti-dilution provisions. The Offshore Fund purchased such shares of Series A Preferred Stock with its working capital. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

On December 20, 2002, (a) the US Fund exchanged $349,939.27 in principal and interest on the Issuer's 12% non-convertible unsecured notes due 11/7/03 into an equal amount of Issuer's 10% Exchange Notes due 12/20/04 (the "Exchange Notes") and (b) the Offshore Fund exchanged $55,787.42 in principal and interest on the Issuer's 12% non-convertible unsecured notes due 11/7/03 into an equal amount of Issuer's Exchange Notes. Each of the US Fund and the Offshore Fund purchased the 12% non-convertible unsecured notes due 11/7/03 with its working capital. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

The US Fund and the Offshore Fund have elected to defer the receipt of any accrued or future quarterly interest payments on the Exchange Notes (which would otherwise be payable quarterly on April 1, July 1, October 1 and January 1 at the rate of 10% per annum commencing April 1, 2003) until the maturity date of the Exchange Notes in which case the deferred interest will accrue additional interest at the rate of 10% per annum.

At the Exchange Note Conversion Rate (described below) on 12/20/02, the Exchange Notes held by the US Fund would be convertible into 441,619 shares of common stock, $.01 par value per share ("Common Stock") and the Exchange Notes held by the Offshore Fund would be convertible into 70,403 shares of Common Stock. The Exchange Notes are convertible under the following circumstances ("Exchange Note Conversion Events"):

   - Holders of the Exchange Notes have the right to convert all or a portion of the outstanding principal balance, and any accrued interest thereon, to Common Stock of the Issuer, upon, but not prior to 12/20/03 at a conversion rate equal to $.7924 (the average closing sale price of the Issuer's Common Stock as reported on the Nasdaq SmallCap Market for the five business days immediately preceding the closing date), subject to anti-dilution adjustment (the "Exchange Note Conversion Rate").
   - In the event of a public offering of equity securities by the Issuer ("Equity Offering") at any time prior to 12/20/03 for gross proceeds of not less than $2 million, all outstanding principal and interest, if any, on the Exchange Notes will be either (i) applied to the purchase of equity securities in the Equity Offering at the public offering purchase price, or
     (ii) converted into Common Stock at the then effective Exchange Note Conversion Rate.
   - The Issuer, at its option, may prepay in shares of Common Stock at the then-effective Exchange Note Conversion Rate, any part of the principal amount of the Exchange Note together with accrued and unpaid interest on that portion of the principal amount of the Exchange Note repaid, on 20 days prior written notice to the Exchange Note holder.

Under the terms of the Exchange Notes, the Issuer is obligated to issue, on the earlier of (a) 12/20/03, or (b) the consummation of an Equity Offering, Common Stock purchase warrants ("Exchange Note Warrants") exercisable to purchase an aggregate number of shares of Common Stock equal to 10% of the number of shares of Common Stock into which the Exchange Notes were convertible on 12/20/02 - 44,162 with respect to the US Fund and 7,040 with respect to the Offshore Fund (see Exhibit 14 hereto, which is incorporated herein by reference). Each Exchange Note Warrant will be exercisable to purchase one share of Common Stock for a period of five years from issuance at an exercise price equal to 110% of the lesser of (i) $.7924, which was the Exchange Note Conversion Rate on the date of the issuance of the Exchange Notes, or (ii) the Exchange Note Conversion Rate on the date of issuance of the Exchange Note Warrant.

On December 20, 2002, (a) the US Fund purchased the Issuer's 10% Convertible Notes due 12/20/04 (the "Convertible Notes") in the principal amount of $302,000 and (b) the Offshore Fund purchased Convertible Notes in the principal amount of $48,000. Each of the US Fund and the Offshore Fund purchased the Convertible Notes with its working capital. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock. On such date, the Exchange Notes and the Convertible Notes were identical in terms (see
Exhibit 15 hereto, which is incorporated herein by reference).

The US Fund and the Offshore Fund have elected to defer the receipt of any accrued or future quarterly interest payments on the Convertible Notes (which would otherwise be payable quarterly on April 1, July 1, October 1 and January 1 at the rate of 10% per annum commencing April 1, 2003) until the maturity date of the Convertible Notes in which case the deferred interest will accrue additional interest at the rate of 10% per annum.

At the Convertible Note Conversion Rate (described below) under the terms of the Convertible Notes, the Convertible Notes held by the US Fund on 12/20/02 would be convertible into 381,121 shares of Common Stock and the Convertible Notes held by the Offshore Fund would be convertible into 60,575 shares of Common Stock. However, pursuant to certain waiver letters (described below), the Convertible Note Conversion Rate has been changed to a rate contingent on future events, and thus, the number of shares of Common Stock into which the Convertible Notes are convertible cannot be determined at this time. The Convertible Notes are convertible under the following circumstances ("Convertible Note Conversion Events"):

   - Holders of the Convertible Notes have the right to convert all or a portion of the outstanding principal balance, and any accrued interest thereon, to Common Stock of the Issuer, upon, but not prior to 12/20/03 at a conversion rate equal to $.7924 (the average closing sale price of the Issuer's Common Stock as reported on the Nasdaq SmallCap Market for the five business days immediately preceding the closing date), subject to anti-dilution adjustment (the "Convertible Note Conversion Rate"). See the description below of the waiver letter and its effect on the Convertible Note Conversion Rate.
   - In the event of an Equity Offering at any time prior to 12/20/03 for gross proceeds of not less than $2 million, all outstanding principal and interest, if any, on the Convertible Notes will be either (i) applied to the purchase of equity securities in the Equity Offering at the public offering purchase price, or (ii) converted into Common Stock at the then effective Convertible Note Conversion Rate.
   - The Issuer, at its option, may prepay in shares of Common Stock at the then-effective Convertible Note Conversion Rate, any part of the principal amount of the Convertible Note together with accrued and unpaid interest on that portion of the principal amount of the Convertible Note repaid, on 20 days prior written notice to the Convertible Note holder.

Under the terms of the Convertible Notes, the Issuer is obligated to issue, on the earlier of (a) 12/20/03, or (b) the consummation of an Equity Offering, Common Stock purchase warrants ("Convertible Note Warrants") exercisable to purchase an aggregate number of shares of Common Stock equal to 10% of the number of shares of Common Stock into which the Convertible Notes were convertible on 12/20/02 - 38,112 with respect to the US Fund and 6,058 with respect to the Offshore Fund (see Exhibit 14 hereto, which is incorporated herein by reference). Each Convertible Note Warrant will be exercisable to purchase one share of Common Stock for a period of five years from issuance at an exercise price equal to 110% of the lesser of (i) $.7924, which was the Convertible Note Conversion Rate on the date of the issuance of the Convertible Notes, or (ii) the Convertible Note Conversion Rate on the date of issuance of the Convertible Note Warrant. See the description below of the waiver letter and its effect on the number of Convertible Note Warrants and exercise price thereof.

Each of the US Fund and the Offshore Fund entered into a waiver letter dated as of April 10, 2003 (see Exhibits 12 and 13 hereto which are incorporated herein by reference), pursuant to which it was agreed that, effective as of December 20, 2002, the conversion rate under such fund's Convertible Note would equal (i) the lower of (A) the conversion price of the equity securities in the Equity Offering or (B) $1.13 (the average closing sale price of the Issuer's Common Stock as reported on the Nasdaq SmallCap Market for the five business days immediately preceding the date of the waiver letter), in the event of an Equity Offering prior to December 20, 2003, or (ii) $1.13, in the event that an Equity Offering does not occur prior to December 20, 2003, subject to anti-dilution adjustment. Assuming a $1.13 conversion rate, the Convertible Notes held by the US Fund would be convertible into 267,257 shares of Common Stock and the Convertible Notes held by the Offshore Fund would be convertible into $42,478 shares of Common Stock.

Since the Convertible Note Conversion Rate cannot be determined at this time (since it is contingent on future events), the following also cannot be determined at this time (i) the number of shares of Common Stock into which the Convertible Notes are convertible, (ii) the number of Convertible Note Warrants that the Issuer is obligated to issue and (iii) the exercise price of the Convertible Note Warrants.

On April 15, 2003, (a) the US Fund purchased 10% Convertible Notes due 4/15/05 (the "Additional Convertible Notes") in the principal amount of $431,000 and (b) the Offshore Fund purchased Additional Convertible Notes in the principal amount of $69,000. Each of the US Fund and the Offshore Fund purchased the Additional Convertible Notes with its working capital. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock. On such date, the Exchange Notes and the Additional Convertible Notes were identical in terms (see Exhibit 15 hereto, which is incorporated herein by reference).

At the Additional Convertible Note Conversion Rate (described below) on April 15, 2003, the Additional Convertible Notes purchased on such date by the US Fund would be convertible into 306,543 shares of Common Stock and the Additional Convertible Notes purchased by the Offshore Fund would be convertible into 49,075 shares of Common Stock. The Additional Convertible Notes are convertible under the following circumstances ("Additional Convertible Note Conversion Events"):
   - Holders of the Convertible Notes have the right to convert all or a portion of the outstanding principal balance, and any accrued interest thereon, to Common Stock of the Issuer, upon, but not prior to 4/15/04 at a conversion rate equal to $1.406 (the average closing sale price of the Issuer's Common Stock as reported on the Nasdaq SmallCap Market for the five business days immediately preceding the closing date), subject to anti-dilution adjustment (the "Additional Convertible Note Conversion Rate").
   - In the event of an Equity Offering at any time prior to 4/15/04 for gross proceeds of not less than $2 million, all outstanding principal and interest, if any, on the Additional Convertible Notes will be either (i) applied to the purchase of equity securities in the Equity Offering at the public offering purchase price, or (ii) converted into Common Stock at the then effective Additional Convertible Note Conversion Rate.
   - The Issuer, at its option, may prepay in shares of Common Stock at the then-effective Additional Convertible Note Conversion Rate, any part of the principal amount of the Additional Convertible Note together with accrued and unpaid interest on that portion of the principal amount of the Additional Convertible Note repaid, on 20 days prior written notice to the Additional Convertible Note holder.

The US Fund and the Offshore Fund have elected to defer the receipt of any accrued or future quarterly interest payments on the Additional Convertible Notes (which would otherwise be payable quarterly on July 1, October 1, January 1 and April 1 at the rate of 10% per annum commencing April 15, 2003) until the maturity date of the Additional Convertible Notes in which case the deferred interest will accrue additional interest at the rate of 10% per annum.

Under the terms of the Additional Convertible Notes, the Issuer is obligated to issue, on the earlier of (a) 4/15/04, or (b) the consummation of an Equity Offering, Common Stock purchase warrants ("Additional Convertible Note Warrants") exercisable to purchase an aggregate number of shares of Common Stock equal to 10% of the number of shares of Common Stock into which the Additional Convertible Notes were convertible on 4/15/03 - 30,654 with respect to the US Fund and 4,908 with respect to the Offshore Fund (see Exhibit 14 hereto, which is incorporated herein by reference). Each Additional Convertible Note Warrant will be exercisable to purchase one share of Common Stock for a period of five years from issuance at an exercise price equal to 110% of the lesser of (i) $1.406, which was the Additional Convertible Note Conversion Rate on the date of the issuance of the Additional Convertible Notes, or (ii) the Additional Convertible Note Conversion Rate on the date of issuance of the Additional Convertible Note Warrant.

On August 31, 1999, in lieu of granting options to directors appointed to the Board by the US Fund and the Offshore Fund, the Issuer issued, under the Issuer's stock option plan (i) nonqualified options exercisable for 8,618 shares of Common Stock directly to the US Fund and (ii) nonqualified options exercisable for 1,382 shares of Common Stock directly to the Offshore Fund (collectively, the "Fleming Options 1999"). Such options are fully vested immediately exercisable, have an expiration date of 8/31/04 and an exercise price of $2.38.

On September 1, 2000, in lieu of granting options to directors appointed to the Board by the US Fund and the Offshore Fund, the Issuer issued, under the Issuer's stock option plan (i) nonqualified options exercisable for 8,618 shares of Common Stock directly to the US Fund and (ii) nonqualified options exercisable for 1,382 shares of Common Stock directly to the Offshore Fund (collectively, the "Fleming Options 2000"). Such options are fully vested and immediately exercisable, have an expiration date of 9/1/05 and an exercise price of $2.78.

On August 27, 2001, in lieu of granting options to directors appointed to the Board by the US Fund and the Offshore Fund, the Issuer issued, under the Issuer's stock option plan (i) nonqualified options exercisable for 8,618 shares of Common Stock directly to the US Fund and (ii) nonqualified options exercisable for 1,382 shares of Common Stock directly to the Offshore Fund (collectively, the "Fleming Options 2001"). Such options are fully vested immediately exercisable, have an expiration date of 8/27/06 and an exercise price of $3.08.

On January 2, 2003, in lieu of granting options to directors appointed to the Board by the US Fund and the Offshore Fund (i) nonqualified options exercisable for 4,309 shares of Common Stock directly to the US Fund and (ii) nonqualified options exercisable for 691 shares of Common Stock directly to the Offshore Fund (collectively, the "Fleming Options 2003"). Such options are immediately exercisable, have an expiration date of 1/2/08 and an exercise price of $0.85.

The Fleming Options 1999, Fleming Options 2000, Fleming Options 2001 and Fleming Options 2002 are collectively referred to herein as the "Fleming Options".


Item 4.  Purposes of Transactions

(a) Reference is made to Issuer's registration statement on Form SB-2/A (the "Registration Statement") filed with the Securities and Exchange Commission on June 13, 2003, in connection with the offering of shares of Common Stock of Issuer. As further described in the Registration Statement, the US Fund and the Offshore Fund (collectively, the "Fleming Funds") have agreed that if the gross proceeds from the shares sold by Issuer for cash in the offering to Issuer's stockholders and other investors (other than the Fleming Funds) together with the amount of principal and accrued interest due on the outstanding $1,650,000 principal amount of convertible notes and exchange notes that will be converted to common stock in connection with the offering is less than $2,575,000, the Fleming Funds have agreed to purchase from the shares being offered to the public that number of shares (not to exceed an aggregate of $925,000) necessary for Issuer to reach the $2,575,000 level. In addition, the Fleming Funds may, but are not required to, purchase from the shares being offered to the public, additional shares in excess of the amount described in the foregoing sentence.

(b) - (j) No changes.


Item 5.   Interest in Securities of the Issuer

On February 16, 2001, the US Fund purchased 25,855 shares of the Issuer's Series A Preferred Stock, convertible on such date into about 1,088,637 shares of Common Stock (subject to certain anti-dilution provisions).

On February 16, 2001, the Offshore Fund purchased 4,145 shares of Series A Preferred Stock, convertible on such date into about 174,526 shares of Common Stock, subject to certain anti-dilution provisions.

The US Fund has received the following dividends (in accordance with the terms set forth in the designation of the Series A Preferred Stock) after September 2000: (a) March 30, 2001, a dividend of 2,422 shares of Series A Preferred Stock, convertible on such date into 101,979 shares of Common Stock, subject to certain anti-dilution provisions, (b) September 30, 2001, a dividend of 3,224 shares of Series A Preferred Stock, convertible on such date into 135,747 shares of Common Stock, subject to certain anti-dilution provisions, (c) March 30, 2002, a dividend of 3,337 shares of Series A Preferred Stock, convertible on such date into 140,505 shares of Common Stock, subject to certain anti-dilution provisions, (d) September 30, 2002, a dividend of 3,457 shares of Series A Preferred Stock, convertible on such date into 145,558 shares of Common Stock, subject to certain anti-dilution provisions and (e) March 30, 2003, a dividend of 3,580 shares of Series A Preferred Stock, convertible on such date into 150,737 shares of Common Stock, subject to certain anti-dilution provisions.

As of the date hereof, the US Fund holds 104,095 shares of Series A Preferred Stock ("US Fund Preferred Stock"), which are convertible into 4,382,947 shares of Common Stock, subject to certain anti-dilution provisions (the "US Fund Conversion Shares").

As of the date hereof, the US Fund holds fully vested and currently exercisable Fleming Options exercisable into 30,163 shares of Common Stock (the "US Fund Options").

The Offshore Fund has received the following dividends (in accordance with the terms set forth in the designation of the Series A Preferred Stock) after September 2000: (a) March 30, 2001, a dividend of 388 shares of Series A Preferred Stock, convertible into 16,337 shares of Common Stock, subject to certain anti-dilution provisions, (b) September 30, 2001, a dividend of 516 shares of Series A Preferred Stock, convertible into 21,726 shares of Common Stock, subject to certain anti-dilution provisions, (c) March 30, 2002, a dividend of 536 shares of Series A Preferred Stock, convertible into 22,568 shares of Common Stock, subject to certain anti-dilution provisions, (d) September 30, 2002, a dividend of 554 shares of Series A Preferred Stock, convertible on such date into 23,326 shares of Common Stock, subject to certain anti-dilution provisions and (e) March 30, 2003, a dividend of 573 shares of Series A Preferred Stock, convertible on such date into 24,126 shares of Common Stock, subject to certain anti-dilution provisions.

As of the date hereof, the Offshore Fund holds 16,687 shares of Series A Preferred Stock ("Offshore Fund Preferred Stock"), which are convertible into 702,611 shares of Common Stock, subject to certain anti-dilution provisions (the "Offshore Fund Conversion Shares").

As of the date hereof, the Offshore Fund holds fully vested and currently exercisable Fleming Options exercisable into 4,837 shares of Common Stock (the "Offshore Fund Options").

Because of their relationship as affiliated entities, for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), the US Fund and the Offshore Fund (i) may be deemed to beneficially own the US Fund Conversion Shares, the Offshore Fund Conversion Shares, the US Fund Options and the Offshore Fund Options, and (ii) may be deemed to beneficially own all of the Exchange Notes, Convertible Notes and Additional Convertible Notes held by the US Fund and the Offshore Fund, as of the date that is within 60 days of the date that the US Fund and the Offshore Fund have the right to convert such Exchange Notes, Convertible Notes and Additional Convertible Notes as described in Item 3 above (at such time, collectively, the "Fleming Convertible Notes"). As the general partner of the US Fund and the Offshore Fund, Fleming Partners may be deemed to beneficially own the US Fund Conversion Shares, the Offshore Fund Conversion Shares, the US Fund Options, the Offshore Fund Options and the Fleming Convertible Notes. As the general partner of Fleming Partners, Discovery may be deemed to beneficially own the US Fund Conversion Shares, the Offshore Fund Conversion Shares, the US Fund Options, the Offshore Fund Options and the Fleming Convertible Notes. As a controlling member of Discovery and the sole limited partner of Fleming Partners, JPMP Capital may be deemed to beneficially own the US Fund Conversion Shares, the Offshore Fund Conversion Shares, the US Fund Options, the Offshore Fund Options and the Fleming Convertible Notes. JPMP Capital is a wholly-owned subsidiary of JP Morgan Chase. Thus, as the parent of JPMP Capital, for purposes of Rule 13d-3 promulgated under the Exchange Act, JP Morgan Chase may be deemed to beneficially own the US Fund Conversion Shares, the Offshore Fund Conversion Shares, the US Fund Options, the Offshore Fund Options and the Fleming Convertible Notes. Each of Fleming Partners, Discovery, JPMP Capital and JP Morgan Chase disclaims any beneficial ownership of the shares of the Issuer reported as beneficially owned by the Reporting Persons, except to the extent of its pecuniary interest therein. Each of JPMP Capital and JP Morgan Chase is named herein solely for informational purposes.

As of the date hereof, for purposes of Rule 13d-3 promulgated under the Exchange Act, each of US Fund, Offshore Fund, Fleming Partners, Discovery, JPMP Capital and JP Morgan Chase may be deemed to have beneficially owned 49.8% of the outstanding Common Stock, on an aggregated basis, which percentage is calculated based upon (i) 5,165,020 shares of Common Stock reported outstanding as of April 15, 2003 by the Issuer on its Annual Report on Form 10-QSB filed with the SEC on May 15, 2003, (ii) the number of shares of Common Stock (5,085,558) issuable upon conversion of the US Fund Preferred Stock and the Offshore Fund Preferred Stock and (iii) the number of shares of Common Stock (35,000) issuable upon exercise of the US Fund Options and the Offshore Fund Options.

The percentage is calculated by dividing 5,120,558 (which is the sum of 5,085,558 and 35,000) by 10,285,578 (which is the sum of 5,085,558; 35,000 and
5,165,020).

Pursuant to the Issuer's Certificate of Amendment of the Certificate of Incorporation filed with the Secretary of State of New York on February 16, 2001 (see Exhibit 2 hereto, which is incorporated herein by reference), the Issuer increased the number of shares designated as Series A Preferred Stock from 75,000 to 150,000; provided, however that the Issuer will issue any such shares in excess of 95,000 only to pay dividends on the Series A Preferred Stock as provided in such Certificate of Amendment.

Pursuant to the Issuer's Certificate of Amendment of the Certificate of Incorporation filed with the Secretary of State of New York on March 30, 1999 (see Exhibit 3 hereto, which is incorporated herein by reference), Section 4(a) of the Certificate of Incorporation contained a provision in the designation of the Series A Preferred Stock which irrevocably constituted Kevin J. Zugibe and Stephen P. Mandracchia, and each of them, as the proxy of each holder of the Series A Preferred Stock, with full power and substitution in each of them, in the name, place and stead of such holder, to vote at all meetings of the stockholders of the Issuer (other than with respect to matters requiring a separate class vote of holders of the Series A Preferred Stock) that number of the Issuer's voting shares of all classes held by the holders of the Series A Preferred Stock as shall exceed 29% of the votes entitled to be cast by all stockholders of the Issuer (the "Proxy").

Pursuant to the Issuer's Certificate of Amendment of the Certificate of Incorporation filed with the Secretary of State of New York on March 20, 2002 (see Exhibit 4 hereto, which is incorporated herein by reference), Section 5(d)(ii) of Article 5 of the Certificate of Incorporation was amended to provide that if the Issuer issued or sold "Additional Shares of Stock" (as defined in the Issuer's Certificate of Incorporation) at a price per share less than the Conversion Price of the Series A Preferred Stock (as defined in the Issuer's Certificate of Incorporation) in effect immediately prior to such issuance or sale, then the Conversion Price as to the common stock into which the Series A Preferred Stock is convertible will be adjusted to equal the higher of (a) the consideration per Additional Share of Stock, or (b) $1.78 (the "Conversion Price Floor"). By virtue of the provisions of Section 5(d)(iii) of the Issuer's Certificate of Incorporation, the foregoing amendment to the determination of the Conversion Price also applies to any warrants or other securities convertible into Common Stock that the Issuer may issue.

Pursuant to the Issuer's Certificate of Amendment of the Certificate of Incorporation filed with the Secretary of State of New York on January 6, 2003 (see Exhibit 5 hereto, which is incorporated herein by reference):

         (a) Section 4(a) of Article 5 of the Certificate of Incorporation was amended to remove the Proxy, such that each share of Series A Preferred Stock shall entitle the holder thereof to such number of votes per share on each such action as shall equal the number of shares of Common Stock (including fractions of a share) into which each share of Series A Preferred Stock is then convertible; provided, however, that as the same relates solely to the voting rights of the Series A Preferred Stock as set forth in such Section 4, in determining the number of votes per share of Series A Preferred Stock, the Conversion Price shall be the higher of (a) the Conversion Price then in effect, or (b) $1.78, and

         (b) Section 5(d)(ii) of Article 5 of the Certificate of Incorporation was amended to remove the Conversion Price Floor, such that if the Issuer issued or sold Additional Shares of Stock in exchange for consideration in an amount per Additional Share of Stock less than the Conversion Price in effect immediately prior to such issuance or sale of Additional Shares of Stock, then the Conversion Price as to the Common Stock into which the Series A Preferred Stock is convertible immediately prior to such adjustment will be adjusted to equal the consideration paid per Additional Share of Stock.

(b) The information required by this paragraph is reflected on Lines 7-10 of each Reporting Person's cover page, incorporated herein by reference.

(c) Other than as described in this Statement, none of the Reporting Persons has effected any transactions in the Common Stock during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Each of the US Fund and the Offshore Fund acquired the additional shares of Series A Preferred Stock described in Item 5 herein (a) pursuant to dividend rights in accordance with the terms of the designation of the Series A Preferred Stock, and (b) pursuant to a Stock Purchase Agreement, dated as of February 6, 2001, between such Fund and the Issuer (see Exhibits 6 and 7 hereto, respectively, which are incorporated herein by reference).

Each of the US Fund and the Offshore Fund entered into a First Amendment to Stock Purchase Agreements and Waiver between such Fund and the Issuer, effective as of March 5, 2002 (see Exhibit 8 and 9 hereto, respectively, which are incorporated herein by reference), pursuant to which (a) each such Fund consented to the amendment to the Certificate of Incorporation to provide for the Conversion Price Floor (described in Item 5 above), (b) each such Fund waived certain sections of the stock purchase agreements dated March 30, 1999 and February 1, 2001 (the "Purchase Agreements") for the purpose of effecting such amendment to the Certificate of Incorporation described in the foregoing clause (a), and (c) the Purchase Agreements were amended to require the prior written consent of the Fleming holders for the Issuer to issue or sell any additional shares of its Common Stock or any evidence of indebtedness, shares of preferred stock or other securities which are convertible into or exchangeable, with or without payment of additional consideration in cash or property, into shares of Common Stock, for a consideration per share that is less than the conversion price of the Series A Convertible Preferred Stock in effect immediately prior to such issuance or sale other than any options or other securities that may be issued under any of the Issuer's stock option or stock incentive plans.

Each of the US Fund and the Offshore Fund entered into an Agreement, Waiver and Consent (the "Agreement, Waiver and Consent") between such Fund and the Issuer, effective as of December 19, 2002 (see Exhibits 10 and 11 hereto, respectively, which are incorporated herein by reference), pursuant to which (a) the parties agreed, subject to the requisite shareholder approval (which such approval was obtained on December 20, 2002) to amendments to the Certificate of Incorporation to remove the Conversion Price Floor and the Proxy (as described in Item 5 above), (b) each such Fund consented to the issuance by the Issuer of Convertible Notes and Exchange Notes for consideration that is less than the Conversion Price of the Series A Preferred Stock in effect immediately prior to the issuance of the Convertible Notes and Exchange Notes, respectively, (c) each such Fund consented to the issuance by the Issuer of Convertible Note Warrants and Exchange Note Warrants, or the Issuer's obligation to issue the Convertible Note Warrants and Exchange Note Warrants for consideration that is less than the Conversion Price of the Series A Preferred Stock in effect immediately prior to the issuance of the Convertible Note Warrants and Exchange Note Warrants, respectively and (d) each such Fund waived certain sections of the Purchase Agreements, as amended to date (the "Amended Purchase Agreements") for the purpose of effecting (i) the amendments described in the foregoing clause (a) and (ii) the consents described in the foregoing clauses (b) and (c).

In addition, pursuant to the Agreements, Waivers and Consents dated as of December 19, 2002, each of the US Fund and the Offshore Fund agreed to defer the implementation of the anti-dilution adjustment to the conversion price of the Series A Preferred that would otherwise result from the issuance of the Exchange Notes and the Conversion Notes. However, such waivers of the anti-dilution adjustment will not apply in the event of an Exchange Note Conversion Event or Convertible Note Conversion Event (described in Item 3 above) or any other event that would result in the adjustment of the conversion price of the Series A Preferred as set forth in the designation of the Preferred A Stock in the Issuer's certificate of incorporation.

Note that if the US Fund and Offshore Fund had not entered into the Agreements, Waivers and Consents, then upon the issuance of the Exchange Notes and Convertible Notes on December 20, 2002, the conversion price of the Series A Preferred would have been reduced from $2.375 to $.7924. Thus, at a $.7924 conversion price (i) the 104,095 shares of Series A Preferred held by the US Fund would have been convertible into 13,136,673 shares of Common Stock (instead of 4,382,947 shares of Common Stock using a $2.375 conversion price) and (ii) the 16,687 shares of Series A Preferred held by the Offshore Fund would have been convertible into 2,105,881 shares of Common Stock (instead of 702,611 shares of Common Stock using a $2.375 conversion price) Further, if the conversion price of the Series A Preferred was currently $.7924, the Reporting Persons may be deemed to beneficially own 74.7% of the outstanding Common Stock (instead of 49.6% at a $2.375 conversion price) (as described in Item 5 above). Instead, upon an Exchange Note Conversion Event or any other event that would result in the adjustment to the conversion price of the Series A Preferred) the conversion price of the Series A Preferred will be reduced to $.7924 (or such lower number as is applicable in accordance with the terms of anti-dilution provisions of the Series A Preferred).

Item 7.   Materials to Be Filed as Exhibits

          The following additional material is filed as an Exhibit to this Amendment No. 2:

          Exhibit 1 - Joint Filing Agreement.

          Exhibit 2 - Certificate of Amendment of the Certificate of
                      Incorporation of Hudson Technologies, Inc. filed with the Secretary of State of New York on February 16, 2001 (incorporated by reference to Exhibit 3.8 to Form 10-KSB filed by the Issuer on March 29, 2001, under SEC File No. 033-80270-NY).

          Exhibit 3 - Certificate of Amendment of the Certificate of
                      Incorporation of Hudson Technologies, Inc. filed with the Secretary of State of New York on March 30, 1999 (incorporated by reference to Exhibit 10.21 to Form 10-KSB filed by the Issuer on April 1, 1999, under SEC File No. 033-80270-NY).

          Exhibit 4 - Certificate of Amendment of the Certificate of
                      Incorporation of Hudson Technologies, Inc. filed with the Secretary of State of New York on March 20, 2002 (incorporated by reference to Exhibit 10.12 to Form 10-KSB filed by the Issuer on March 29, 2002, under SEC File No. 033-80270-NY).

          Exhibit 5 - Certificate of Amendment of the Certificate of
                      Incorporation of Hudson Technologies, Inc. filed with the Secretary of State of New York on January 6, 2003 (incorporated by reference to Exhibit 3.9 to Form 10-KSB filed by the Issuer on April 15, 2003, under SEC File No. 033-80270-NY).

          Exhibit 6 - Stock Purchase Agreement, dated as of February 16,
                      2001, between Hudson Technologies, Inc. and Fleming US Discovery Fund III, L.P. (incorporated by reference to
                      Exhibit 10.24 to Form 10-KSB filed by the Issuer on March 29, 2001, under SEC File No. 033-80270-NY).

          Exhibit 7 - Stock Purchase Agreement, dated as of February 16,
                      2001, between Hudson Technologies, Inc. and Fleming US Discovery Offshore Fund III, L.P. (incorporated by reference to Exhibit 10.24 to Form 10-KSB filed by the Issuer on March 29, 2001, under SEC File No. 033-80270-NY).

          Exhibit 8 - First Amendment to Stock Purchase Agreements and
                      Waiver, effective as of March 5, 2002, between Hudson Technologies, Inc. and Fleming US Discovery Fund III, L.P. (incorporated by reference to Exhibit 10.13 to Form 10-KSB filed by the Issuer on March 29, 2002, under SEC File No. 033-80270-NY).

          Exhibit 9 - First Amendment to Stock Purchase Agreements and
                      Waiver, effective as of March 5, 2002, between Hudson Technologies, Inc. and Fleming US Discovery Offshore Fund III, L.P. (incorporated by reference to Exhibit
                      10.14 to Form 10-KSB filed by the Issuer on March 29, 2002, under SEC File No. 033-80270-NY).

          Exhibit 10 - Agreement, Waiver and Consent, dated as of December
                      19, 2002, by and between Hudson Technologies, Inc. and Fleming US Discovery Fund III, L.P.

          Exhibit 11 - Agreement, Waiver and Consent, dated as of December
                      19, 2002, by and between Hudson Technologies, Inc. and Fleming US Discovery Offshore Fund III, L.P.

          Exhibit 12 - Waiver Letter, dated as of April 10, 2003, by and between Hudson Technologies, Inc. and Fleming US Discovery Fund, III, L.P.

          Exhibit 13 - Waiver Letter, dated as of April 10, 2003, by and between Hudson Technologies, Inc. and Fleming US Discovery Offshore Fund III, L.P.

          Exhibit 14 - Form of Common Stock Purchase Warrants to be issued by Hudson Technologies, Inc. (incorporated by reference to Exhibit 10.16 to Form 10-KSB filed by the Issuer on April 15, 2003, under SEC File No. 033-80270-NY)

          Exhibit 15 - Form of 10% Subordinated Convertible Note issued
                      December 20, 2002 by Hudson Technologies, Inc. (incorporated by reference to Exhibit 10.15 to Form 10-KSB filed by the Issuer on April 15, 2003, under SEC File No. 033-80270-NY)

          Appendix 1- Information About Fleming US Discovery, LLC Required
                      by Item 2

          Appendix 2- Information About JPMP Capital Corp. Required by Item
                      2

          Appendix 3- Information About JP Morgan Chase & Co. Required by
                      Item 2

                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  June 25, 2003

                    FLEMING US DISCOVERY FUND III, L.P.

                    By: Fleming US Discovery Partners, L.P., its general partner
                         By: Fleming US Discovery, LLC, its general partner

                             By: /s/ Richard D. Waters, Jr.
                                 ----------------------------------------
                                 Richard D. Waters, Jr., Manager

                  FLEMING US DISCOVERY OFFSHORE FUND III, L.P.

                     By: Fleming US Discovery Partners, L.P, its general partner
                         By: Fleming US Discovery, LLC, its general partner

                              By: /s/ Richard D. Waters, Jr.
                                 -----------------------------------------
                                 Richard D. Waters, Jr., Manager